Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated March 9, 2007 accompanying the consolidated financial statements and schedule of Airspan Networks Inc. (which report expressed an unqualified opinion and contains an explanatory paragraph relating to the adoption of FAS 123(R), “Share-Based Payment”) and accompanying Airspan Networks Inc. management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006. We hereby consent to the incorporation by reference of said reports in this Registration Statement on Form S-3 and to the use of our name as it appears under the caption “Experts”.

/s/ Grant Thornton LLP
Miami, Florida
June 5, 2007